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March 17, 1995

Ms Elizabeth A. Briones
Vice President
Aldrich Eastman Waltch
225 Franklin Street
Boston, MA 01220

Re:  Springhill Lake Investors Limited Partnership
     (the "Partnership")

Dear Liz:

Theodore N. Lerner has provided us with copies of the letters which he sent to AEW on March 17, 1995. These letters omit one significant fact which may be relevant for AEW in considering Mr. Lerner's request. The omission is that some limited partners may have both consented to his proposal for a dissolution of the Partnership (the "Lerner Proposal") and tendered their limited partnership interests ("Units") to Aquarius Acquisition, L.P. ("Aquarius") pursuant to its offer to purchase Units (the "Aquarius Offer"). This situation exists because the Aquarius Offer does not require limited partners to withdraw their consents from the Lerner Proposal in order to tender their Units to Aquarius. Once Aquarius purchases Units, any consents to the Lerner Proposal which tendering limited partners may have previously granted will be automatically terminated pursuant to the terms of Lerner's consent solicitation.

We will not be able to determine the overlap in limited partners consenting to the Lerner Proposal and tendering their Units to Aquarius until after: (a) both the Lerner Proposal and the Aquarius Offer expire; and (b) both Lerner and Aquarius present their lists of supporting limited partners to the Partnership. Neither of these events have occurred yet.

Sincerely,


Philip J. Brannigan, Jr.
Vice President